April 6, 2026

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: <u>Investors' Exchange LLC – Amendment No. 60 to Form 1 Application for
Registration as a National Securities Exchange Pursuant to Section 6 of
the Securities Exchange Act of 1934</u>

Division of Trading and Markets:

Enclosed for your review is Amendment No. 60 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s):

Exhibit F
Addendum F-18 is the Equities Port Request Form (updated to add a configuration relating to D-Limit restatement)
Addendum F-28 is the Options Market Maker Application (updated to correct the examination required for Registered Options Traders)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards.

Rachel Barnett

99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/06/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   3 World Trade Center, 58th Floor, New York, NY 10007

   26000166

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   (646) 343-2000   (646) 365-6862

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Rachel Barnett   Chief Legal Officer   (646) 343-2000

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Rachel Barnett, Chief Legal Officer

   3 World Trade Center, 58th Floor, New York, NY 10007

7. Provide the date applicant's fiscal year ends: 12/31/26

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14   (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/06/26

(MM/D[Investors' Exchange LLC

By: _Rachel Barnett_   (Name of applicant)
                              Rachel Barnett, Chief Legal Officer
(Signature)   99E3C164A5A34F4...
                              (Printed Name and Title)

Subscribed and sworn before me this 6th day of April , 2026 by _Christopher Confrey_

                    (Month)   (Year)   (Notary Public)

My Commission expires Oct. 28, 2028 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

CHRISTOPHER CONFREY
Notary Public, State of New York
No. 02CO0030259
Qualified in New York County
Commission Expires October 28, 2028

4

2

Investors' Exchange LLC

Date of filing: April 6, 2026

Date as of which the information is accurate: March 27, 2026

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Summary of changes made to Exhibit F:

- Addendum F-18 (Equities Port Request Form) was updated to add the configuration option "D-Limit Restate On Entry when Signal On?" along with accompanying footnote 11.

- Addendum F-28 (Options Market Maker Application) was updated on page 3 to reflect that the Series 57 rather than the Series 56 examination is required for Registered Options Traders.

:

.

EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change to Existing ☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site:
☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)
☐ IEX Test Facility ("ITF"): Secaucus (Non-Production)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: _____

Drop Copy Port: ☐ New ☐ Existing SenderCompID(s): _____
☐ Qty: _____ MPID(s) to Drop: _____

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: _____

Order Entry Port Minimum Required Configurations:

Configuration			
Clone an Existing Port?	☐ Yes	☐ No	SenderCompID: _____
Symbology Type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Routing Enabled? [1]	☐ Yes	☐ No	
Ignore Routing Instruction for Pegged Orders? [2]	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Allow Market Orders?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Default Odd Lots to Hidden? [3]	☐ Yes	☐ No	
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect? [4] (Choose one only)	☐ All	☐ All, excluding On-Open/Close	☐ None
Timestamp Resolution? (Choose one only)	☐ Millisecond	☐ Microsecond	☐ Nanosecond
Enable Anti-Internalization (AIQ)? [5]	☐ Yes	☐ No	
-If Yes: Default AIQ Group? (Choose one only)	☐ Member Affiliate[6]	☐ User (Member)	☐ MPID
-If Yes: Agency and/or Principal?	☐ Agency	☐ Principal	
-If Yes: Report AIQ Fields?	☐ Yes	☐ No	
-If Yes: Override Default DLO Functionality [7]	☐ Yes	☐ No	
Is this Session Intended for Sponsored Access?	☐ Yes	☐ No	
Opt-Out of Receiving D-Limit Restatements? [8]	☐ Opt-out - All	☐ Opt-out – just Drop Copy	
Enable Display Price Restatements? [9]	☐ Yes	☐ No (Default)	
D-Limit Cancel/Re-price instruction? [10] (Choose one only)	☐ Cancel	☐ Re-price	☐ No Action (Default)
D-Limit Restate On Entry when Signal On? [11]	☐ No Restate (Default)	☐ Restate	
CLGW Redundancy Group? [12]	☐ Yes	☐ No	
Default Post Only for displayed, non-routable Limit or Discretionary Limit ("D-Limit") orders? [13]	☐ Yes	☐ No	
Post Only Cancel or Slide Instruction? [14]	☐ Slide (Default)	☐ Cancel	

Include Trade Now Instruction on Midpoint Peg, Fixed Midpoint Peg, Offset Peg, Market Peg? [15] ☐ Yes   ☐ No (Default)

Enable Trade Match ID? [16]   ☐ Yes   ☐ No (Default)

Enable ME Order ID? [17]   ☐ Yes   ☐ No (Default)

Enable Me Order ID Update Restatements? [18]   ☐ Yes   ☐ No (Default)

Max Order Share Size: (Default = 1,000,000 shares) _____

Max Order Notional Value: (Default = $30,000,000) _____

MPID(s) Permissioned on this Port: _____

Clearing # Assignment for MPID(s): _____

Anticipated Total Message Volume per Day: _____

Anticipated Message to Trade Ratio: _____

Anticipated Peak Message Rate (msg/second): _____

Retail Order Entry Port Minimum Required Configurations

Allow Retail Orders on: ☐ All Ports   or ☐ Specific Ports (List Specific Ports in Additional Comments below)

Instruct IEX to Default All Orders Received on the following Port(s) as Retail Orders: _____

Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

| Order Entry Port | ☐ SenderCompID(s): _____ | Reason for Removal: _____ |
| Drop Copy Port | ☐ SenderCompID(s): _____ | Reason for Removal: _____ |

ADDITIONAL COMMENTS OR REQUEST NOTES

_____
_____
_____
_____
_____
_____

ORDER AUTHORIZATION

MPID(s) / Company Name:

Authorized Contact (Please Print):

Authorized Signature: **Date:**

1. Users who wish to enable routing must complete and submit a Securities Routing Agreement referenced in the Member Application and found in the User Agreement.

2. Pegged orders (FIX Tag 40=P) are not eligible to route (*see* IEX Rule 11.190(a)(3)), so the IEX system by default rejects any pegged order for which FIX Tag 18 is populated with "u" instead of the applicable pegged order type instruction. By checking this box, User instructs IEX to ignore a routing instruction on a pegged order and instead treat the order as a Midpoint Peg order (FIX Tag 18=M). *See* IEX Rule 11.190 ("Order, modifier, and parameter combinations which are disallowed by the Exchange may be rejected, ignored, or overridden by the Exchange, as determined by the Exchange to facilitate the most orderly handling of User instructions.").

3. If unspecified, default treatment for Odd Lot orders is displayed. If "Default Odd Lots to Hidden?" option is set to "Yes," then Odd Lot orders with omitted MaxFloor (FIX Tag 111) will be non-displayed.

4. All: Cancel all open orders (Continuous Book, On-Open, and On-Close). If a disconnect occurs between the Lock-in Time and the auction match, orders that are locked-in for the auction will not be canceled. For the Opening Auction, any unfilled portion of DAY and GTX limit orders will be canceled at the conclusion of the auction match in a manner similar to Limit-On-Open ("LOO") orders. All, excluding On-Open/On-Close: Cancel all open orders, excluding On-Open and On-Close orders. None: Do not cancel any open orders.

The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnection. A loss of connectivity signal must travel through the IEX POP before IEX becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be canceled using the automatic cancel feature. Members may call IEX Market Operations at 646.343.2310 to verbally request that all open orders be canceled or check the status of open orders.

5. Enabling AIQ on this form at either the Member Affiliate, User, or MPID level (the "AIQ Group") can prevent orders from matching with other orders in the same AIQ Group. Users that select "Report AIQ Fields" on this form will receive a cancel/restatement message for each order that was canceled because it was subject to AIQ. Please refer to IEX Rule 11.190(e) and IEX's FIX specifications for details.

6. "Member Affiliates" are two or more Members that are affiliated with each other pursuant to Rule 12b-2 of the Exchange Act (i.e., the Member directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control, with one or more other Member(s). To set the AIQ Group at the Member Affiliate level, Member Affiliates must each submit Equities Port Request Forms indicating the Member(s) with which they wish to apply AIQ and must list all Member Affiliates in the "Additional Comments or Request Notes" section of this form. Members are responsible for having proper internal documentation in their books and records substantiating the affiliation between the Members.

7. Please see IEX Rule 11.190(e)(2)(E) for a description of the default and override functionality.

8. Any time a D-Limit order's resting price is adjusted, the Exchange will send a restatement message to the Member that entered the order notifying it of the price adjustment as well as to any drop copy recipients expressly authorized by the Member. By opting-out of receiving D-Limit restatement messages, the Member acknowledges that it is entitled to receive restatement messages (including to drop copy recipients) but is directing IEX to not transmit such restatement messages. Members that have opted out of receiving D-Limit restatement messages can revoke the opt-out by submitting an updated IEX Equities Port Request Form.

9. Users may opt-in to receive Display Price Restatement messages, which will be sent whenever the displayed book price is adjusted for any incoming displayed order that is not able to book at its limit price. If unspecified, default is "No".

10. Users may submit D-Limit orders with an optional "cancel" or "re-price" instruction. D-Limit orders including this optional instruction will automatically cancel or re-price if 10 ms after a quote instability price adjustment, the D-Limit order is priced less aggressively than the NBB (for buys)/NBO (for sells). Users may set the instruction as a port-level default, or on an order-by-order basis using FIX Tag 20050 (the FIX Tag value will override the port-level setting). If unspecified, default is "no action".

11. By default, a D-Limit order that is received during a period of quote instability (i.e., when the Signal is "on") will not be automatically price adjusted (i.e., it will not restate on entry). Users who would prefer to have their D-Limit orders restate on entry will need to update their port settings accordingly or on an order-by-order basis using FIX Tag 20051 (the FIX Tag value will override the port-level setting). If unspecified, default is "no restate".

12. A Redundancy Group is a set of User-specified order entry ports, which is used by the IEX System to facilitate load-balancing and redundancy across client gateways. Users must specify which order entry ports should be included in their Redundancy Group(s) in the "Additional Comments or Request Notes" section of this form (pg. 2). More details and an example can be found in IEX Trading Alert #2023 – 007.

13. Displayed, non-routable Limit or Discretionary Limit ("D-Limit") orders priced at or above $1 per share that are at least a round or mixed lot size must be accompanied with DisplayInst (FIX Tag 9140=P) to be considered Post Only orders. Users may select this port-level setting so that all such orders default to Post Only (FIX Tag 9140=P) without sending the tag. Users may override the port level setting on an order-by-order basis using FIX Tag 9140.

14. Post Only orders by default will be subject to display-price sliding as set forth in IEX Rule 11.190(h)(1), but the Member may provide an optional instruction to cancel any untraded quantity of a Post Only order that would otherwise be subject to display-price sliding.

15. The optional "Trade Now" instruction causes a resting order to be converted into an executable order that removes liquidity against an incoming locking Post Only order. By default, Midpoint Peg, Fixed Midpoint Peg, Offset Peg, and Market Peg orders will not include the "Trade Now" instruction, unless a User selects "Yes" for the "Include Trade Now Instruction on Midpoint Peg, Fixed Midpoint Peg, Offset Peg, Market Peg" question. These defaults may be overridden on an order-by-order basis using FIX Tag 9303.

16. The Trade Match ID "TrdMatchID" is an identifier assigned to a trade by the IEX matching engine. This only applies to the DEEP+ market data feed. Users that select "Yes" would like the "TrdMatchID" to be passed back in Tag 880 on their trades.

17. The Matching Engine Order ID "MEOrderID" is an OrderID that links to the DEEP+ OrderID field. Users that select "Yes" would like the "MEOrderID" to be passed back in Tag 29421 on their displayed orders.

18. The Matching Engine Order ID Update "MEOrderID Update" is a restatement message that is sent when reserve orders are replenished by the matching engine.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules. If you do not receive a written confirmation from IEX within three (3) business days that your request has been received and processed, please contact IEX Market Operations at 646.343.2310 or marketops@iextrading.com. Please refer to the IEX Fee Schedule posted at https://www.iexexchange.io/resources/trading/fee-schedule for the latest price list.

Addendum F-28



OPTIONS MARKET MAKER APPLICATION

A Member ("Applicant") applying to become a Market Maker registered with IEX Options LLC ("IEX" or the "Exchange") must complete this Options Market Maker Application (the "Application").

To register as a Market Maker of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to OptionsMktOps@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 3 World Trade Center, 58th Floor
> New York, NY 10007

APPLICATION CHECKLIST

Options Market Maker Application
Market Maker Registration Application

Note: All application materials sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules 23.100 and 23.120.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at OptionsMktOps@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

[Remainder of page intentionally left blank.]



MARKET MAKER REGISTRATION APPLICATION

GENERAL INFORMATION		
Firm:		CRD #:
Name of Member:		Primary MPID*:
Address of Principal Office:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

TYPE OF OPTIONS MARKET MAKER

Registered Market Maker   Specialist   Directed Market Maker

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:

_____

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on another registered national securities exchange or association?

Yes   No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

NET CAPITAL

Excess Net Capital Amount: _____   As of Date: _____

Most recent Quarterly FOCUS Report enclosed

*All MPIDs registered under the same CRD number as the Primary MPID will be considered supplementary MPIDs for purposes of fulfilling market making obligations.



MARKET MAKER REGISTERED OPTIONS TRADERS

To be eligible for registration as a Registered Options Trader (ROT), as defined in IEX Exchange Rule 23.110, a person must successfully complete the General Securities Representative Examination (Series 7 or equivalent foreign examination module approved by the Exchange) or the Securities Trader Representative Examination (Series 57); and, if also acting as an Options Principal as defined in IEX Exchange Rule 17.100, the Registered Options Principal Examination (Series 4). Market Makers must maintain a current list of ROTs who are permitted to enter orders on behalf of the Market Maker, pursuant to IEX Exchange Rule 23.110.

Name:		CRD:
Series 7 Qualification:	Yes No	
Series 57 Qualification:	Yes No	

Name:		CRD:
Series 7 Qualification:	Yes No	
Series 57 Qualification:	Yes No	

Name:		CRD:
Series 7 Qualification:	Yes No	
Series 57 Qualification:	Yes No	

Name:		CRD:
Series 7 Qualification:	Yes No	
Series 57 Qualification:	Yes No	

Name:		CRD:
Series 7 Qualification:	Yes No	
Series 57 Qualification:	Yes No	

Name:		CRD:
Series 7 Qualification:	Yes No	
Series 57 Qualification:	Yes No	



Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The undersigned attests that the information provided in this application on behalf of the Member is complete and accurate. Furthermore, the undersigned acknowledges that the Member agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

_____
Applicant

_____   _____
Signature of Duly Authorized Representative   Date

_____   _____
Print Name   Title